SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Perfect World Co., Ltd.

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

G7006J100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G7006J100	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Perfect Human Holding Company Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 64,592,620 ordinary shares.(1) Michael Yufeng Chi may also be deemed to have sole voting power with respect to the above shares.
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 64,592,620 ordinary shares. (1) Michael Yufeng Chi may also be deemed to have sole dispositive power with respect to the above shares.
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,592,620 ordinary shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.69% (2)
12	TYPE OF REPORTING PERSON* CO

(1)	Includes (i) 47,042,620 Class A Ordinary Shares; (ii) 17,550,000 Class B Ordinary Shares. Each Class A Ordinary Share is convertible at the option of the holder into one Class B Ordinary Share. The rights of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting rights. Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share.
(2)	Based on a total of 284,653,570 ordinary shares outstanding as of December 31, 2008.

CUSIP NO. G7006J100	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Yufeng Chi N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 64,592,620 ordinary shares.(1) Perfect Human Holding Company Limited may also be deemed to have sole voting power with respect to the above shares.
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 64,592,620 ordinary shares. (1) Perfect Human Holding Company Limited may also be deemed to have sole dispositive power with respect to the above shares.
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,592,620 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.69%(2)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes (i) 47,042,620 Class A Ordinary Shares; (ii) 17,550,000 Class B Ordinary Shares. Each Class A Ordinary Share is convertible at the option of the holder into one Class B Ordinary Share. The rights of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting rights. Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share.
(2)	Based on a total of 284,653,570 ordinary shares outstanding as of December 31, 2008.

ITEM 1	(a).	NAME OF ISSUER:

Perfect World Co., Ltd. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Perfect Human Holding Company Limited (“Perfect Human”)

Michael Yufeng Chi

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Perfect Human Holding Company Limited

P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

c/o Michael Yufeng Chi

8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China.

Michael Yufeng Chi 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China.

ITEM 2	(c).	CITIZENSHIP:

The place of organization of Perfect Human Holding Company Limited is British Virgin Islands.

Michael Yufeng Chi is a citizen of the People’s Republic of China.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G7006J100

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Person is provided as of December 31, 2008:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Perfect Human Holding Company Limited	64,592,620	22.69%	64,592,620	0	64,592,620	0

Michael Yufeng Chi	64,592,620	22.69%	64,592,620	0	64,592,620	0

The above share amount includes 47,042,620 Class A Ordinary Shares and 17,550,000 Class B Ordinary Shares directly held by Perfect Human Holding Company Limited, and assumes conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

Perfect Human Holding Company Limited, a British Virgin Islands company, directly holds 47,042,620 Class A Ordinary Shares and 17,550,000 Class B Ordinary Shares. Michael Yufeng Chi is the sole owner and director of Perfect Human Holding Company Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Michael Yufeng Chi may be deemed to beneficially own all of the shares held by Perfect Human Holding Company Limited in the Issuer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

Perfect Human Holding Company Limited	By:	/s/ Michael Yufeng Chi
	Name:	Michael Yufeng Chi
	Title:	Director

Michael Yufeng Chi	By:	/s/ Michael Yufeng Chi
	Name:	Michael Yufeng Chi

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement